April 20, 2017

Mr. Robert S. Littlepage

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed on February 28, 2017

Form 8-K

Filed on February 28, 2017

File No. 001-10765

Dear Mr. Littlepage:

This letter is being written to request an extension for submission of our response in connection with the Staff’s examination of the filings referenced above, as communicated in the Staff’s letter to us dated April 17, 2017. We respectfully request an extension for our response submission to on or before Monday, May 15, 2017.

Our financial personnel are currently preparing UHS’s Q1-17 earnings report, which is scheduled for public release on Tuesday, April 25th, and the Form 10-Q for the quarterly period ended March 31, 2017.

Thank you for your consideration regarding this extension.

Below is my contact information where I can be reached should the Staff have any questions.

Sincerely,

/s/ Steve Filton
Steve Filton
Executive Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)

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